

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2026

John Belizaire
Chief Executive Officer
Soluna Holdings, Inc
325 Washington Avenue Extension
Albany, New York 12205

      Re: Soluna Holdings, Inc
           Draft Registration Statement on Form S-1
           Submitted April 1, 2026
           CIK No. 0000064463

Dear John Belizaire:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lulu Cheng at 202-551-3811 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Crypto Assets

cc: Steven Siesser